CYCELRION THERAPEUTICS, INC.

301 Binney Street

Cambridge, MA 02142

August 12, 2020

By EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Margaret Schwartz

Re:	Cyclerion Therapeutics, Inc. (the “Company”)
Registration Statement on Form S-3
File No. 333-242334

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern time, on August 14, 2020, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Hughes Hubbard & Reed LLP, request by telephone that such Registration Statement be declared effective.

Please contact Gary J. Simon, of Hughes Hubbard & Reed LLP, special counsel to the Company, at (212) 837-6770, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

CYCLERION THERAPEUTICS, INC.

By:	/s/ William I. Huyett
	Name:	William I. Huyett
	Title:	Chief Financial Officer

cc: Hughes Hubbard & Reed LLP